Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main Fax Main Fax	202.618.5000 202.217.2554 212.407.4000 212.407.4990

January 16, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tayyaba Shafique
Li Xiao
Nicholas O’Leary
Conlon Danberg

Re:	Pitanium Limited
Draft Registration Statement on Form F-1
Submitted December 16, 2024
CIK No. 0002046573

Dear Messrs. Shafique, Xiao, O’Leary, and Danberg:

On behalf of our client, Pitanium Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated January 11, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “DRS”). Contemporaneously, we are filing the Amendment No. 1 to the Draft Registration Statement on Form F-1 via Edgar (the “DRS Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure here that you do not intend to be a controlled company under Nasdaq corporate governance rules. Please disclose here, as you do on page 41, that if Ms. Young and Mr. Wong act together, they will be able to control the management and affairs of our Company and most matters requiring shareholder approval.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on the cover page to clarify that if Ms. Young and Mr. Wong act together, they will be able to control the management and affairs of the Company and most matters requiring shareholder approval.

Los Angeles    New York     Chicago    Nashville    Washington, DC     San Francisco     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission January 16, 2025 Page 2

2.	We note your disclosure beginning in the prospectus summary on page 13, and throughout the prospectus, that states “[i]n the event that the operation of us or our Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China also apply to our operations in Hong Kong. . .” Please revise this statement, and where applicable throughout the prospectus, so that it is clear that the legal and operation risks associated in operating in the PRC apply to your present operations in Hong Kong. Please provide this disclosure on the cover page in addition to the revisions throughout the prospectus.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on pages 13 and 30 so that it is clear that the legal and operational risks associated in operating in the PRC apply to its present operations in Hong Kong. The Company has also included this disclosure on the cover page.

3.	We note your disclosure on the cover page of how cash is transferred through your organization and intentions to distribute earnings. Please state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements as well as a cross-reference to a more detailed discussion of the intercompany transfer of cash within your group.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on the cover page to disclose whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors. The Company has also included cross-references on the cover page to the consolidated financial statements as well as a cross-reference to a more detailed discussion of the intercompany transfer of cash within our Group.

Prospectus Summary

Risks Related to Doing Business in Hong Kong, page 4

4.	We note your disclosure in the prospectus summary, summary of risk factors, and risk factors section about the risks posed by the PRC. Please specifically discuss here in the summary of risk factors, the risks arising from the legal system in China, which includes that the that the Chinese government may intervene or influence your operations at any time. Additionally, here and in the corresponding risk factors, please disclose the risk that that rules and regulations in China can change quickly with little advance notice.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on page 4 to specifically discuss the risks arising from the legal system in China, which includes that the Chinese government may intervene or influence our operations at any time. The Company has also disclosed the risk that rules and regulations in China can change quickly with little advance notice on page 4 and 31.

United States Securities and Exchange Commission January 16, 2025 Page 3

Risk Factors

Risks Related to our Class A Ordinary Shares and this Offering

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares…, page 41

5.	We note your disclosure here that if Ms. Young and Mr. Wong act together, they will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Please expand your disclosure here if the matters requiring shareholder approval are also specifically applicable to an amendment of organizational documents, mergers, consolidations, or sale of assets.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on page 41 to clarify that the matters requiring shareholder approval are also specifically applicable to an amendment of organizational documents, mergers, consolidations and sale of all or substantially all of the assets of our Company. Under BVI laws and our Memorandum and Articles of Association, sale of assets made in the usual or regular course of the business carried on by the Company does not require shareholder approval.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Prices of raw materials, page 59

6.	Please note if recent inflationary pressures have materially impacted your business. In this regard, we note your disclosure that purchases represented 72.47% and 80.38% of your cost of sales for the years ended September 30, 2023 and 2024, respectively. If they have materially impacted your business, please identify the specific types of inflationary pressures you are facing, how your business has been affected, and identify any actions you have planned or taken to mitigate inflationary pressures.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on page 59 of DRS Amendment No. 1 to clarify that recent inflationary pressures have not materially impacted our business.

United States Securities and Exchange Commission January 16, 2025 Page 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 61

7.	Please expand to provide your analysis of the underlying factors influencing the increase in the total number of products sold, the pricing, and the average spending by customers, as well as known trends and events you reasonably expect will have a material impact on future results. Refer to Item 303(a) and (b)(2) of Regulation S-K.

Response: The Company notes the Staff’s comment and in response thereto have revised our disclosure on page 61 in DRS Amendment No.1 to provide analysis of the underlying factors influencing the increase in the total number of products sold, the pricing, and the average spending by customers, as well as known trends and events reasonably expected to have a material impact on the Company’s future results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Bank Borrowings, page 66

8.	We note your disclosure and discussion of your loans from the Bank of China (Hong Kong). Please file these agreements as exhibits or tell us why you do not believe that they are required to be filed. Refer to Item 8 of Form F-1 and Item 601(b) of Regulation S-K.

Response: The Company notes the Staff’s comment and notes that the loan agreements with the Bank of China (Hong Kong) will be filed by an amendment to the DRS Amendment No. 1 as exhibits 10.2 and 10.3.

Business

Logistics Service Providers, page 96

9.	We note your disclosure here that you had two logistics service providers, which you have been working with for more than ten years. We also note your risk factor regarding logistics service providers on page 23. To the extent you are materially dependent on those two providers, please identify those two logistics service providers.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on page 96 to provide the background identity of the two logistics service providers. The Company also disclose herein the names of the two logistics service providers, namely S.F. Express (a delivery services and logistics company established in China) and Fuufy (an international express delivery platform established in Hong Kong).

United States Securities and Exchange Commission January 16, 2025 Page 5

Properties, page 102

10.	Please file your lease agreements described here or tell us why you do not believe that they are required to be filed. Refer to Item 8 of Form F-1 and Item 601(b) of Regulation S-K.

Response: The Company notes the Staff’s comment and notes that exhibits 10.4 through 10.15 will be filed by an amendment to the DRS Amendment No. 1.

11.	We note your disclosure here regarding the nature of certain related party transactions with Areukesien Spa Ltd, and how the amount due to this related party has been settled as of the date of the prospectus. Please revise to provide a clear description of the business purpose or rationale for these related party transactions. Additionally, please briefly describe the process you will follow for approving related party transactions following the offering. Please refer to Item 7.B. of Form 20-F.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on page 120 to clarify the business purpose and rationale for these related party transactions. The Company has also disclosed the process for approving related party transactions following the offering on page 120.

Financial Statements Notes

Principles of Combination, page F-7

12.	We note your disclosures here that your financial statements are labeled as “combined” financial statements and all intercompany transactions and balances among the Company and its subsidiary have been eliminated upon combination. We also note in Note 1, you refer to the financial statements as “consolidated”. Please clarify your basis for the treatment of the financial statements as combined for all entities presented. Refer to ASC 810 and ASC 805.

Response: In response to the Staff’s comment, the Company has revised its financial statements to reflect the ‘combined’ financial statements of the Company, in Note 1 on Page F-7.

Cash and cash equivalents, page F-8

13.	Please disclose the nature and components of your cash equivalent balances.

Response: In response to the Staff’s comment, the Company has revised its financial statements to include additional information that discloses the nature and components of its cash equivalent balances on Page F-8.

Foreign Currency Translation and Transaction, page F-8

14.	Here you state the reporting currency and the functional currency of the Company and its subsidiary are both the Hong Kong Dollar (“HKD”). On page F-13, under Comprehensive Income, you state “Other comprehensive income consists of foreign currency translation adjustment resulting from the Group translating its financial statements from functional currency into reporting currency.” Please clarify if the reporting currency is HKD or USD.

Further, if the reporting and functional currency is HKD, please revise to disclose that the USD information is provided for convenience translation purpose. Refer to Rule 3-20(b)(1) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the Company has revised its financial statements on Page F-8 under ‘Foreign Currency Translation and Transaction.’ to disclose that the USD information is provided for convenience and translation purposes The Company has also disclosed the exchange rate used in the financial statements for presentation purposes, which resulted in the foreign currency translation adjustment on Page F-13 under ‘Comprehensive Income’.

United States Securities and Exchange Commission January 16, 2025 Page 6

Other non-current assets, page F-9

15.	We note your disclosure here on allowance for doubtful accounts. We also note your discussion of significant risks includes credit risk for what appears to be accounts receivable. However, we do not see sufficient disclosure as to what the accounts receivable balances are and how they are recorded. Please expand to disclose the nature, the typical term and the period-end balance of your accounts receivable, if applicable. Refer to ASC 310-10-50-2.

Response: In response to the Staff’s comment, the Company has deleted the second paragraph on Page F-9 under ‘Other non-current assets” since there is no accounts receivable and it has revised the second paragraph to explain the reasons for not establishing allowances for doubtful accounts on Page F-14 under ‘Concentration and Credit Risk’.

Recent Accounting Pronouncements, page F-15

16.	We note your disclosure on your assessment of ASU 2023-07; however it does not appear segment disclosure is actually provided for the Company in the financial statements. Please revise to provide segment disclosure as required by ASC 280-10- 50.

Response: In response to the Staff’s comment, since the Company has only one segment, the Company have deleted the disclosure on the assessment of ASU 2023-07 on Page F-15 under “Recent Accounting Pronouncements.”

Note 3. Inventories, page F-16

17.	We note your disclosures include a statement that the Group “actively promotes and offers complimentary items for products that may not be as popular, keeping the risk of obsolete inventory at a minimum.” Please disclose how these complimentary items are accounted for, as your inventory policy discussion on page F-9 states that there was no write-down of potentially obsolete inventories for the periods presented.

Response: In response to the Staff’s comment, the Company has revised its financial statements to include additional information disclosing that these complimentary items are accounted for as cost of sales during the year and do not result in potential obsolete inventories on Page F-16 under “Note 3: Inventories.”

Note 7. Operating Lease Liabilities, page F-16

18.	Please revise to disclose cash payments made in relation to your leases. Refer to ASC 842-20-50-4(g).

Response: In response to the Staff’s comment, the Company has revised its financial statements to include additional information disclosing the cash payments made in relation to its leases on Page F-17 under “Note 7: Operating Lease Liabilities.”

General

19.	We note that the prospectus contains certain information from an industry report commissioned by you and prepared by Frost & Sullivan, a third-party industry research firm. To the extent that you commissioned any such data, please provide the consent of the third-party in accordance with Rule 436.

Response: The Company notes the Staff’s comment and in response thereto has filed the consent of Frost & Sullivan as Exhibit 23.4 to DRS Amendment No. 1.

United States Securities and Exchange Commission January 16, 2025 Page 7

20.	Please refile Exhibit 3.1 in the proper text-searchable format. It was uploaded as an image. For guidance, refer to Item 301 of Regulation S-T.

Response: Exhibit 3.1 has been re-filed in a proper text-searchable format in compliance with Item 301 of Regulation S-T

21.	Please file a consent of your PRC Counsel as an exhibit to the registration statement. Additionally, please file a consent of TC & Co. as your Hong Kong counsel or clarify if this consent will be included in Exhibit 99.7.

Response: The Company notes the Staff’s comment and in response thereto has filed the consent of PRC counsel as Exhibit 23.5 to DRS Amendment No. 1 and the consent of Hong Kong counsel as Exhibit 23.6 to DRS Amendment No. 1. The Company has updated the exhibit list to note that the consent of Ms. NG Wing Shan Queenie will be filed by an amendment to the registration statement.

22.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company notes the Staff’s comment and notes that there are no such written communications that have been provided to potential investors.

Please call me at 212-407-4089 or Norly Jean-Charles at 212-407-4271 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andrei Sirabionian, Esq.
Andrei Sirabionian, Esq.
Partner

cc: Yuen Yi Young, Chairwoman and Director of Pitanium Limited